APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Glow Worm Play Cafe Anchorage LLC
## Balance Sheet - unaudited
## For the period ended 07/31/23

|  | Current Period |
|---|---|
|  | **31-Jul-23** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | 150,000.00 |
| **Total Current Assets** | 150,000.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ 150,000.00 |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | 150,000.00 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 150,000.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **150,000.00** |
| | | |
| Balance Sheet Check | | - |

I, Kathryn Read, certify that:

1. The financial statements of Glow Worm Play Cafe Anchorage LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Glow Worm Play Cafe Anchorage LLC has not been included in this Form as Glow Worm Play Cafe Anchorage LLC was formed on 06/15/2023 and has not filed a tax return to date.

Signature      *Kathryn Read*

Name:      Kathryn Read

Title:      Owner